UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934



                               McMoRan Oil & Gas Co.
                                 (Name of Issuer)

                         Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                      582445102
                                   (CUSIP Number)

          Michael C.  Kilanowski, Jr.,  1615 Poydras  Street, New  Orleans,
                       Louisiana 70112

                               (504) 582-1966
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            November 18, 1997
           (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                         Page 2 of 14 Pages

          CUSIP No. 582445102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Freeport-McMoRan Resource Partners, Limited Partnership I.R.S. Identification Number - 72-1067072


               2)   Check the Appropriate Box if a Member of a Group
                    (a)..........................................     _____
                    (b)..........................................     _____

               3)   SEC Use Only


               4)   Source of Funds

                    WC, OO

               5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
                    Required pursuant to Items 2(d) or 2(e)


               6)   Citizenship or Place of Organization...........Delaware

             Number of        7)  Sole Voting Power.............. 3,847,679
           Shares Bene-
             ficially         8)  Shared Voting Power............         0
             Owned by
          Each Reporting      9)  Sole Dispositive Power......... 3,847,679
              Person
               With           10)  Shared Dispositive Power......         0


               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person............................. 3,847,679


               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares......................


               13)  Percent of Class Represented by Amount
                    in Row 11....................................      9.0%


               14)  Type of Reporting Person (See Instructions)..        PN


                                                         Page 3 of 14 Pages

          CUSIP No. 582445102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Freeport-McMoRan Inc.
                    I.R.S. Identification Number -13-3051048


               2)   Check the Appropriate Box if a Member of a Group
                    (a)..........................................     _____
                    (b)..........................................     _____

               3)   SEC Use Only


               4)   Source of Funds

                    OO

               5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
                    Required pursuant to Items 2(d) or 2(e)


               6)   Citizenship or Place of Organization...........Delaware

             Number of        7)  Sole Voting Power..............         0
           Shares Bene-
             ficially         8)  Shared Voting Power............
             Owned by         3,847,679
          Each Reporting
              Person          9)  Sole Dispositive Power.........         0
               With
                              10)  Shared Dispositive Power...... 3,847,679


               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person............................. 3,847,679


               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares......................


               13)  Percent of Class Represented by Amount
                    in Row 11....................................      9.0%


               14)  Type of Reporting Person (See Instructions)..        CO


                                                         Page 4 of 14 Pages

          CUSIP No. 582445102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    FMRP Inc.
                    I.R.S. Identification Number - 72-1122135


               2)   Check the Appropriate Box if a Member of a Group
                    (a)..........................................     _____
                    (b)..........................................     _____

               3)   SEC Use Only


               4)   Source of Funds

                    OO

               5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
                    Required pursuant to Items 2(d) or 2(e)


               6)   Citizenship or Place of Organization...........Delaware

             Number of        7)  Sole Voting Power..............         0
           Shares Bene-
             ficially         8)  Shared Voting Power............ 3,847,679
             Owned by
          Each Reporting      9)  Sole Dispositive Power.........         0
              Person
               With           10)  Shared Dispositive Power...... 3,847,679


               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person............................. 3,847,679


               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares......................


               13)  Percent of Class Represented by Amount
                    in Row 11....................................      9.0%


               14)  Type of Reporting Person (See Instructions)..        CO



                                                         Page 5 of 14 Pages

          Item 1.   Security and Issuer.

                    This Schedule 13D/A is being  filed with respect to  the
               common stock, $.01 par value per share (the "Common Stock"), of McMoRan Oil & Gas Co. ("MOXY"). The principal executive offices of MOXY are located at 1615 Poydras Street, New Orleans, LA 70112.

          Item 2.   Identity and Background.

                    Freeport-McMoRan Resource Partners, Limited  Partnership
               ("FRP"), a Delaware limited partnership, is engaged in the production and sale of phosphate fertilizers and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico Company, the mining, purchasing, transporting, terminalling and marketing of sulphur, and the exploration, development and production of oil and gas reserves. FRP's principal office is located at 1615 Poydras Street, New Orleans, Louisiana 70112.

                    Freeport-McMoRan Inc. ("FTX"),  a Delaware  corporation,
               is the Administrative Managing General Partner and Special General Partner of FRP. FTX owns a 51.6% interest in FRP which is engaged in the production and sale of phosphate fertilizers and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico Company, the mining, purchasing, transporting, terminalling and marketing of sulphur, and the exploration, development and production of oil and gas reserves. FTX's principal office is located at 1615 Poydras Street, New Orleans, Louisiana 70112.

                    FMRP Inc. ("FMRP"), a  Delaware corporation and  wholly-
               owned subsidiary of FTX, is the Managing General Partner and Special General Partner of FRP. FMRP's principal business is to act as Managing General Partner and Special General Partner of FRP. FMRP's principal office is located at 1615 Poydras Street, New Orleans, Louisiana 70112.

                    Neither FRP,  FTX  nor FMRP  have  been convicted  in  a
               criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

                    Neither FRP, FTX nor FMRP have  been a party to a  civil
               proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.



                                                         Page 6 of 14 Pages

                    The following information relates  to the directors  and
               executive officers of FTX and FMRP:

               a)   Richard C. Adkerson (Director of FTX)

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   President  and  Chief  Operating  Officer  of  Freeport-
                        McMoRan  Copper  &  Gold  Inc.("FCX"),    a  company
                        engaged in mineral exploration and development, mining and milling of copper, gold and silver in
                        Irian   Jaya,  Indonesia,  and   the  smelting   and
                        refining of copper concentrates in Spain; FCX is also involved in a joint venture to construct and operate a smelter/refinery in Indonesia.
                    Co-Chairman of the Board and Chief Executive Officer of
                        MOXY, a company engaged in the exploration and production of oil and natural gas, primarily in onshore and offshore Gulf of Mexico areas.
                    Vice Chairman of the Board of FTX.
                    Chairman of the Board and Chief Executive Officer of FM
                        Properties Inc., a real estate development and marketing company.
                    Director and Executive Vice President of P.T. Freeport
                        Indonesia  Company ("PT-FI"), an operating
                        subsidiary of FCX.
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Robert W. Bruce III  (Director of FTX)

               b)   96 Spring Street
                    South Salem, NY  10590

               c)   President of The Robert Bruce Management Co., Inc.,
                         investment managers.
                    96 Spring Street
                    South Salem, NY  10590


               a)   Robert A. Day (Director of FTX)

               b)   865 South Figueroa Street
                    Suite 1800
                    Los Angeles, CA  90017

               c)   Chairman of the Board of Trust Company of the West, an
                        investment management company.
                    865 South Figueroa Street
                    Suite 1800
                    Los Angeles, CA  90017




                                                         Page 7 of 14 Pages

               a)   William B. Harrison, Jr. (Director of FTX)

               b)   270 Park Avenue
                    8th Floor
                    New York, NY  10017

               c)   Vice Chairman of The Chase Manhattan Corporation and
                        its subsidiary, The Chase Manhattan Bank.
                    270 Park Avenue
                    8th Floor
                    New York, NY  10017


               a)   Henry A. Kissinger (Director of FTX)

               b)   350 Park Avenue
                    26th Floor
                    New York, NY  10022

               c) Chairman of the Board and Chief Executive Officer of Kissinger Associates, Inc.,
                     international consultants.
                    350 Park Avenue
                    26th Floor
                    New York, NY  10022


               a)   Bobby Lee Lackey (Director of FTX)

               b)   P. O. Box 568
                    Weslaco, TX  78596

                    Business Highway 83 at Airport Drive
                    Weslaco, TX  78596

               c)   President and Chief Executive Officer of J.S. McManus
                        Produce Company, Inc., grower of vegetables and
                       shipper of fruits and vegetables.
                    P. O. Box 568
                    Weslaco, TX  78596



                                                         Page 8 of 14 Pages


               a)   Rene L. Latiolais (Director of FTX)

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c) President and Chief Executive Officer of FTX and FRP Vice Chairman of the Board of FCX
                    Commissioner of PT-FI
                    Chairman of the Board and President of FMRP
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Gabrielle K. McDonald (Director of FTX)

               b)   3231 Bellefontaine
                    Houston, TX  77025

               c)   Judge for the International Criminal Tribunal for the
                         Former Yugoslavia
                    3231 Bellefontaine
                    Houston, TX  77025


               a)   James R. Moffett (Director of FTX)

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Chairman of the Board and Chief Executive Officer of
                        FCX
                    Chairman of the Board of FTX
                    Co-Chairman of the Board of MOXY
                    President Commissioner of PT-FI
                    1615 Poydras Street
                    New Orleans, LA  70112



                                                         Page 9 of 14 Pages

               a)   George Putnam (Director of FTX)

               b)   One Post Office Square
                    Boston, MA  02109

               c)   Chairman of The Putnam Investment Management Company,
                         Inc. and each of the members of the Putnam group
                        of mutual funds.
                    One Post Office Square
                    Boston, MA  02109


               a)   B. M. Rankin, Jr. (Director of FTX)

               b)   300 Crescent Court
                    Suite 1380
                    Dallas, TX  75201

               c)   Private Investor
                    300 Crescent Court
                    Suite 1380
                    Dallas, TX  75201


               a)   J. Taylor Wharton (Director of FTX)

               b)   U.T.M.D. Anderson Cancer Center
                    Gynecology Department- 67
                    1515 Holcombe Blvd.
                    Room #C9.001
                    Houston, TX  77030

               c)   Chairman of the Department of Gynecology at the
                         University of Texas
                    M.D. Anderson Cancer Center
                    1515 Holcombe Blvd.
                    Room #C9.001
                    Houston, TX  77030



               a)   Michael J. Arnold

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of FCX, FTX and FRP
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Thomas J. Egan

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of FCX and FTX
                    1615 Poydras Street
                    New Orleans, LA  70112


                                                        Page 10 of 14 Pages


               a)   W. Russell King

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of FCX and FTX
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Robert M. Wohleber

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of  FTX, FRP and PT-FI
                    Director of FMRP
                    1615 Poydras Street
                    New Orleans, LA  70112


               d) During the past five years to the best knowledge of FTX and FMRP, none of the above named directors and executive officers of FTX and FMRP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               e) During the past five years to the best knowledge of FTX and FMRP, none of the above named directors and executive officers of FTX and FMRP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               f) All of the above named directors and executive officers are United States citizens.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    FRP used funds from working capital and existing  credit
               facilities to purchase shares of common stock of MOXY pursuant to the Standby Purchase Agreement as described in
               Item 4 below.

          Item 4.   Purpose of Transaction.

                    MOXY distributed to holders of  record of shares of  its
               common stock, par value $.01 per share (the "Common Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of Common Stock for a price of $3.50 per share (the "Subscription Price"). Each holder of Common Stock of record as of the close of business on October 10, 1997 (the "Record Date"), received 2.0212 Rights for each share of Common Stock held as of such time. The Rights Offering expired at 5:00 p.m., New York City time,



                                                        Page 11 of 14 Pages

               on November 13, 1997. The offering by MOXY of the shares of Common Stock purchasable upon exercise of the Rights is referred to herein as the "Rights Offering." Stockholders purchased 24,723,750 shares of Common Stock under the Rights Offering.

                    On November 14,  1997, MOXY acquired  the two  producing
               oil and gas properties (the "MCN Producing Properties") developed as part of MOXY's exploratory drilling program with affiliates of MCN Energy Group Inc. (the "MOXY/MCN Program") for $27.6 million and repaid $19.9 million of indebtedness incurred by MOXY under the MOXY/MCN Program. The MOXY/MCN Program was terminated and MOXY and FRP entered into an aggregate $200 million multi-year exploration program (the "MOXY/FRP Exploration Program").

                    Pursuant to a standby  purchase agreement (the  "Standby
               Purchase Agreement") between FRP and MOXY, on November 18, 1997, FRP purchased for the Subscription Price 3,847,679 shares of Common Stock, which represents all of the shares of
                Common Stock that were not purchased by stockholders in  the
               Rights Offering.  FRP  received  a $6  million  fee  for  the standby purchase, acquiring and holding the MCN Producing Properties for resale to MOXY and entering into the MOXY/FRP Exploration Program. FRP also had the option to purchase additional shares of Common Stock so that if following the Rights Offering it had not acquired 30% of the outstanding Common Stock, it may have acquired at the Subscription Price such additional shares of Common Stock as were necessary to provide it with up to a 30% ownership position in MOXY (the "FRP Purchase Option"). FRP elected not to exercise the FRP Purchase Option.

                    The  Rights   Offering,   together  with   the   Standby
               Commitment and FRP Purchase Option, was part of a comprehensive plan to recapitalize MOXY that enabled it to enter into the MOXY/FRP Exploration Program, purchase the MCN Producing Properties and repay indebtedness incurred under the MOXY/MCN Program.

                    Upon  completion  of   the  Rights   Offering  and   the
               transactions contemplated by the Standby Purchase Agreement, MOXY and FRP had agreed to enter into a stockholder agreement (the "Stockholder Agreement"). MOXY and FRP did not, however, enter into the Stockholder Agreement because, by its terms, the agreement would terminate if FRP owned at least 10% of the outstanding Common Stock, and FRP will not own such amount.

          Item 5.   Interest in Securities of the Issuer.

                    (a) and (b)  The aggregate number and percentage of  the
                      Common Stock that are beneficially owned by the persons listed in Item No. 2 are set forth below. Unless otherwise indicated, all information is presented as of November 18, 1997 and all shares shown are held with sole voting and dispositive power.



                                                        Page 12 of 14 Pages

                                          No. of Shares        Percentage
                                          Beneficially         of Outstanding
          Name of Beneficial Owner        Owned (1)            Common Stock(2)
          -----------------------         ----------------     ---------------
          FRP                                    3,847,679(3)         9.0%
          FTX                                    3,847,679(3)         9.0%
          FMRP                                   3,847,679(3)         9.0%
          Richard C. Adkerson                      163,172(4)         1.2%(4)
          Robert W. Bruce III                      371,388(4)(5)      2.6%(4)
          Robert A. Day                             38,403(4)(6)      *(4)
          William B. Harrison, Jr.                   5,798(4)(7)      *(4)
          Henry A. Kissinger                        35,468(4)         *(4)
          Bobby Lee Lackey                          18,493(4)(8)      *(4)
          Rene L. Latiolais                        115,159(4)         *(4)
          Gabrielle K. McDonald                      3,723(4)         *(4)
          James R. Moffett                         788,471(4)(9)      5.6%(4)
          George Putnam                             15,401(4)(10      *(4)
          B.M. Rankin, Jr.                         253,784(4)(11)     1.8%(4)
          J. Taylor Wharton                         24,575(4)(12)     *(4)
          Michael J. Arnold                         23,039(4)         *(4)
          Thomas J. Egan                            27,475(4)         *(4)
          W. Russell King                           23,093(4)         *(4)
          Robert M. Wohleber                         8,470(4)         *(4)

          ______________
          * Less than one percent

          (1) Includes shares that could be acquired within sixty days after October 10, 1997, upon the exercise of options granted pursuant to MOXY's stock option plans, as follows: Mr. Adkerson, 138,172 shares; Mr. Bruce, 10,388 shares; Mr. Day, 12,893 shares; Mr. Harrison, 5,378 shares; Mr. Kissinger,
               9,988 shares; Mr. Lackey, 13,728 shares; Mr. Latiolais, 98,163 shares; Ms. McDonald, 3,723 shares; Mr. Moffett, 403,043 shares; Mr. Putnam, 13,728 shares; Mr. Rankin, 13,728 shares; Dr. Wharton, 5,378 shares; Mr. Arnold, 13,039 shares; Mr. Egan, 26,932 shares; Mr. King, 19,549 shares; Mr. Wohleber, 8,300 shares.

          (2) Unless otherwise noted, the percentage is based on the shares of Common Stock outstanding as of November 18, 1997.

          (3) Based upon FRP's purchase as described in Item 4 above. As the Administrative Managing General Partner and Managing General Partner of FRP, FTX and FMRP share voting and dispositive power with respect to all of the shares that FRP acquired.

          (4)  Represents amounts as of October 10, 1997.

          (5) Includes 310,000 shares held by a limited partnership with respect to which Mr. Bruce shares voting and investment power.

          (6) Includes 10,000 shares held by accounts and funds managed by affiliates of a corporation in which Mr. Day is the chief executive officer and a stockholder with respect to which he shares voting and investment power but as to which he disclaims beneficial ownership.


                                                        Page 13 of 14 Pages


          (7)  Includes 120 shares owned by Mr. Harrison's wife.

          (8) Includes 3,643 shares held in a retirement trust for the benefit of Mr. Lackey.

          (9) Includes 21,464 shares held for the benefit of a trust with respect to which Mr. Moffett as a co-trustee shares voting and investment power but as to which he disclaims beneficial ownership and 363,964 shares held by a limited liability company with respect to which Mr. Moffett shares voting and investment power.

          (10) Includes 323 shares held by a charitable trust with respect to which Mr. Putnam, as co-trustee, shares voting and investment power but as to which he disclaims beneficial ownership.

          (11) Includes 34,836 shares with respect to which Mr. Rankin has sole voting and investment power under a power of attorney but as to which he disclaims beneficial ownership.

          (12) Includes 1,252 shares held by Dr. Wharton's wife and 677 shares held by Dr. Wharton as custodian for his daughters.

               (c) The only transactions that were effected during the past sixty days by the persons named in (a) and (b) above are described in Item 4 above.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of MOXY.

               (e)  N/A

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    See response to Item 4.

          Item 7.   Material to be Filed as Exhibits.

                    1. Joint Filing Agreement dated October 17, 1997 among FRP, FTX and FMRP. Incorporated by reference to
                         Exhibit 1 to the Schedule 13D regarding MOXY securities ownership filed on October 17, 1997 (the "MOXY Schedule 13D").

                    2. Standby Purchase Agreement dated July 14, 1997 between MOXY and FRP. Incorporated by reference to Annex II of Schedule 14A of MOXY dated September 5, 1997 (the "Schedule 14A").

                    3. Master Agreement dated July 14, 1997 between MOXY and FRP. Incorporated by reference to Annex I of
                         Schedule 14A.

                    4. Form of Participation Agreement to be entered into between MOXY and FRP. Incorporated by reference to Annex IV of Schedule 14A.


                                                        Page 14 of 14 Pages

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     November 24, 1997

                                           Freeport-McMoRan Resource Partners,
                                           Limited Partnership

                                             By:  Freeport-McMoRan Inc.
                                                  Its Administrative
                                                  Managing General Partner


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary


                                             Freeport-McMoRan Inc.


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary

                                             FMRP Inc.


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary